Exhibit 99.1

HIGHLIGHTS

 “In the second quarter of 2021, TORM achieved an EBITDA of USD 45m and a profit before tax of USD 2.4m, despite a market which is still impacted by the pandemic. In Q2 2021 we have seen an increase of USD 81m in vessel market values, corresponding to approximately 5%, supporting the expectation of a recovering product tanker market.” says Executive Director Jacob Meldgaard.

RESULT
In the second quarter of 2021, TORM achieved TCE rates of USD/day 14,591 (2020, same period: USD/day 25,274) and an EBITDA of USD 44.7m (2020, same period: USD 119.0m). The profit before tax amounted to USD 2.4m (2020, same period a profit of USD 71.4m), and earnings per share (EPS) was USD 0.03 or DKK 0.19 (2020, same period: USD 0.96 or DKK 6.5). The result includes an unrealized gain from freight derivatives of USD 8.2m in the second quarter of 2021. Cash flow from operating activities was positive at USD 13.4m in the second quarter of 2021 (2020, same period: USD 113.3m), and Return on Invested Capital (RoIC) was 2.6% (2020, same period: 18.5%).

In the first six months of 2021, TORM achieved TCE rates of USD/day 14,056 (2020, same period: USD/day 24,465) and an EBITDA of USD 63.6m (2020, same period: USD 220.5m). The loss before tax for the first six months of 2021 amounted to USD -18.7m (2020, same period a profit: USD 128.2m), and loss per share (EPS) was negative USD -0.25 or DKK -1.54 (2020, same period positive: USD 1.71 or DKK 11.6). The result includes an unrealized gain from freight derivatives of USD 1.1m in the first half of 2021. Cash flow from operating activities was positive at USD 23.2m in the first six months of 2021 (2020, same period: USD 163.1m). Return on Invested Capital (RoIC) for the first six months of 2021 was 0.0% (2020, same period: 17.1%).

MARKET CONDITIONS
The product tanker market remained weak in the second quarter of 2021, affected by new lockdowns in Asia and a continuously weak crude tanker market. The US and Europe continued to see significant improvements in vaccine rollouts which have led to improvements in mobility and demand for transportation fuels. At the same time, India and several countries in Southeast Asia were impacted by the Delta variant of COVID-19 with many new cases and consequently renewed lockdowns.

OPERATIONAL UPDATE
During the COVID-19 pandemic, TORM has fully maintained its operations thanks to the One TORM platform. As vaccines are rolled out all over the world and the COVID-19 situation improves every day, operations will further normalize. TORM is using every opportunity to get the sea staff vaccinated. In the US, TORM has been able to get the crews of more than 30 vessels vaccinated in US ports. With considerable decline in COVID-19 cases in India, conditions have improved and with additional precautionary measures adopted in the region, we have to a large extent been able to safeguard both the shore-based organization and TORM’s crew.

TORM INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2021	1

HIGHLIGHTS

VESSEL TRANSACTIONS
During the second quarter of 2021, TORM took delivery of six of the eight 2007-2012 built MR product tanker vessels from Team Tankers Deep Sea Ltd. and the remaining two vessels were delivered during July 2021. A total of 5.97m shares was issued as part of the payment for the vessels. In the first quarter of 2021, TORM purchased the three 2015-built scrubber-fitted and fuel-efficient LR2 vessels Nissos Schinoussa, Nissos Heraclea and Nissos Therassia from Okeanis Eco Tankers Corp. for a total consideration of USD 120.8m. Nissos Schinoussa and Nissos Therassia were delivered in the second quarter of 2021 and Nissos Heraclea is expected to be delivered in August 2021.

In the first quarter of 2021, TORM obtained commitment for the financing of two of the vessels from Danish Ship Finance for USD 60.0m. The third vessel will be financed through a sale- and leaseback agreement with proceeds of USD 31.8m. Commitment for this and for the sale- and leaseback of two LR2 vessels was obtained from a Chinese financial institution on attractive terms. The sale- and leaseback transactions were closed early in the third quarter and are expected to generate net liquidity of USD 24.1m.

TORM INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2021	2

HIGHLIGHTS

LIQUIDITY
As of 30 June 2021, TORM’s available liquidity was USD 267.4m consisting of USD 111.3m in cash and cash equivalents including restricted cash, USD 24.6m in undrawn credit facilities and USD 131.5m (net of USD 46.2m existing TORM debt to be repaid) sale and leaseback financing related to the financing of two newbuildings and one secondhand and the refinancing of two LR2 vessels. Cash and cash equivalents include USD 7.1m in restricted cash, primarily related to collateral for financial instruments. As of 30 June 2021, net interest-bearing debt amounted to USD 889.5m, and TORM's net loan-to-value (LTV) ratio was 53.9%.

VESSEL VALUES
Based on broker valuations, TORM’s fleet including newbuildings had a market value of USD 1,904.4m as of end June 2021. Compared to broker valuations as of 31 March 2021, the market value of the fleet increased by USD 81.1m when adjusted for acquired and sold vessels acquired in Q2. The book value of TORM’s fleet was USD 1,911.6m as of 30 June 2021 excluding outstanding payments on the newbuildings and secondhand vessels. The outstanding installments include payment for scrubbers related to the two LR2 newbuildings.

NET ASSET VALUE
Based on broker valuations, TORM’s Net Asset Value (NAV) excluding charter commitments was estimated at USD 930.9m as of 30 June 2021 corresponding to a NAV/share of USD 11.8 (DKK 73.8). TORM’s book equity amounted to USD 1,047.6m as of 30 June 2021 corresponding to a book equity/share of USD 13.2 (DKK 82.5).

SCRUBBER UPDATE
As of 30 June 2021, TORM had installed 49 scrubbers out of 53 planned and the remaining 4 are expected to be installed during the remainder of 2021 and the first quarter of 2022, including two on the LR2 newbuildings and one on an acquired vessel.

COVERAGE
As of 30 June 2021, 23% of the remaining total earning days in 2021 were covered at an average rate of USD/day 14,612. As of 05 August 2021, the coverage for the third quarter of 2021 was 65% at USD/day 13,387. For the individual segments, the coverage was 76% at USD/day 15,700 for LR2, 62% at USD/day 10,062 for LR1, 64% at USD/day 13,391 for MR and 45% at USD/day 8,313 for Handysize.

On behalf of TORM plc Christopher H. Boehringer, Chairman of the Board of Directors 10 August 2021

TORM INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2021	3

SAFE HARBOR STATEMENTS AS TO THE FUTURE

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and statements other than statements of historical facts. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions generally identify forward-looking statements.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, the Company cannot guarantee that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of the world economy and currencies, general market conditions, including fluctuations in charter hire rates and vessel values, the duration and severity of the COVID-19, including its impact on the demand for petroleum products and the seaborne transportation thereof, the operations of our customers and our business in general, changes in demand for “ton-miles” of oil carried by oil tankers and changes in demand for tanker vessel capacity, the effect of changes in OPEC’s petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM’s operating expenses, including bunker prices, dry-docking and insurance costs, changes in the regulation of shipping operations, including actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, political events including “trade wars,” or acts by terrorists.

In light of these risks and uncertainties, you should not place undue reliance on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions or updates to these forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events. Please see TORM’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of certain of these and other risks and uncertainties.

TORM INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2021	4

KEY FIGURES

USDm	Q2 2021	Q2 2020	Q1-Q2 2021	Q1-Q2 2020	FY 2020

INCOME STATEMENT
Revenue	150.8	227.8	274.9	470.4	747.4
Time charter equivalent earnings (TCE) ¹⁾	103.5	174.4	180.2	332.6	519.5
Gross profit ¹⁾	58.1	131.2	90.5	246.3	341.1
EBITDA ¹⁾	44.7	119.0	63.6	220.5	271.9
Operating profit/(loss) (EBIT)	12.4	85.1	0.8	155.2	138.9
Financial items	-10.0	-13.7	-19.5	-27.0	-49.4
Profit/(loss) before tax	2.4	71.4	-18.7	128.2	89.5
Net profit/(loss) for the year/period	2.1	71.1	-19.2	127.5	88.1
Net profit/(loss) ex. non-recurrent items¹⁾	2.9	77.4	-18.4	135.8	122.1

BALANCE SHEET
Non-current assets	1,931.1	1,790.4	1,931.1	1,790.4	1,754.9
Total assets	2,187.3	2,135.2	2,187.3	2,135.2	1,998.6
Equity	1,047.6	1,110.5	1,047.6	1,110.5	1,017.5
Total liabilities	1,139.7	1,024.7	1,139.7	1,024.7	981.1
Invested capital ¹⁾	1,925.5	1,829.1	1,925.5	1,829.1	1,719.7
Net interest-bearing debt ¹⁾	889.5	729.8	889.5	729.8	713.1
Net Asset Value (NAV) (USDm) ²⁾	930.9	985.4	930.9	985.4	801.7
Cash and cash equivalents	111.3	181.3	111.3	181.3	135.6

¹⁾ For definition of the calculated key figures, please refer to the glossary on pages [25-29].

	Q2 2021	Q2 2020	Q1-Q2 2021	Q1-Q2 2020	FY 2020

KEY FINANCIAL FIGURES ¹⁾
Gross margins:
EBITDA	29.6%	52.2%	23.1%	46.9%	36.4%
Operating profit/(loss)	8.2%	37.4%	0.3%	33.0%	18.6%
Return on Equity (RoE)	0.8%	26.4%	-3.7%	24.1%	8.7%
Return on Invested Capital (RoIC)	2.6%	18.5%	0.0%	17.1%	7.8%
Adjusted RoIC	2.6%	18.3%	0.1%	16.9%	9.3%
Equity ratio	47.9%	52.0%	47.9%	52.0%	50.9%
TCE per day (USD)	14,591	25,274	14,056	24,465	19,800
OPEX per day (USD)	6,543	6,021	6,652	6,055	6,398
Loan-to-value (LTV) ratio	53.9%	46.5%	53.9%	46.5%	50.8%

SHARE-RELATED KEY FIGURES ¹⁾
Basic earnings/(loss) per share	0.03	0.96	-0.25	1.71	1.19
Diluted earnings/(loss) per share	0.03	0.96	-0.25	1.71	1.19
Dividend per share	-	0.85	-	0.85	0.85
Net Asset Value per share (NAV/share) ³⁾	11.8	13.3	11.8	13.3	10.8
Stock price in DKK, end of period ³⁾	55.5	45.6	55.5	45.6	45.0
Number of shares ex. treasury shares (mill.)³⁾	78.9	74.3	78.9	74.3	74.4
Number of shares (ex. treasury shares), weighted average (mill.)	76.8	74.3	75.6	74.4	74.3

²⁾ Based on broker valuations, excluding charter commitments.
³⁾ End of period

TORM INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2021	5

THE PRODUCT TANKER MARKET

The product tanker market remained weak in the second quarter of 2021, affected by new lockdowns in Asia and a continuously weak crude tanker market.

Although at a generally weak level, the market in the West outperformed the market in the East, reflecting developments in COVID-19 cases. The US and Europe continued to see significant improvements in vaccine rollouts in the second quarter of 2021 which led to improvements in mobility indicators and oil demand. At the same time, India and several countries in Southeast Asia were impacted by the Delta variant of COVID-19 with many new cases and consequently renewed lockdowns.

Despite OPEC+ pledging to gradually ramp-up crude oil production, the crude tanker market remained weak with low export volumes being aggravated by renewed lockdowns in some major Asian importing countries. Consequently, newbuilt crude tankers continued to cannibalise the product tanker market, keeping a lid on product tanker rates.

The six-day shutdown of the Colonial pipeline in May 2021 as a result of a cyber attack caused a temporary spike in MR rates and helped to keep product flows to the US East Coast at elevated levels. Clean product flows from Europe to the US East Coast averaged 600 kb/d in Q2 2021, up 24% from the seasonal level in 2018-2019. The return of the US Gulf refinery utilization rates to the 90%-mark and above, coupled with improving demand from South America, lifted June 2021 export volumes from the US for the first time to the levels seen before the COVID-19 pandemic.

Despite increased clean petroleum product exports out of India, where a dramatic surge in new COVID-19 cases negatively affected domestic demand for transportation fuels, lower exports from China and Japan suppressed vessel demand in the East. This was further intensified by newbuilt crude tankers taking clean petroleum product cargo.

At the start of the third quarter of 2021, the product tanker market has continued to be challenged by the COVID-19 situation in Asia and low exports from China, while mobility indicators in the West have improved considerably, supporting fuel demand. The compromise reached by OPEC+ to continue to gradually add barrels to the market is likely to offer some relief to the weak crude tanker market.

Combining that with reduced floating storage and that most of the excess onshore inventories are now unwound, we are moving closer to an oil demand recovery to pre-COVID-19 levels.

The global product tanker fleet (above 25,000 dwt) grew by 0.2% in the second quarter of 2021, as increased vessels scrapping kept fleet growth at check (source: TORM).

TORM’s product tanker fleet realized average TCE earnings of USD/day 14,591 (42% down year on year), during the quarter

•	LR2 fleet at USD/day 14,303 (56% down year on year)
•	LR1 fleet at USD/day 14,914 (53% down year on year)
•	MR fleet at USD/day 14,566 (37% down year on year)
•	Handysize fleet at USD/day 15,062 (1% down year on year)

  Outlook
•	As of 30 June 2021, TORM had covered 23% of the remaining earning days in 2021 at USD/day 14,612
•	As of 05 August 2021, the coverage for the third quarter of 2021 was 65% at USD/day 13,387
•	As 11,429 earning days in 2021 are unfixed as of 30 June 2021, a change in freight rates of USD/day 1,000 will impact the full-year profit before tax by USD 11.4m

Coverage data and operational data per vessel type are shown in the tables on the following two pages.

TORM INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2021	6

COVERED AND CHARTERED-IN DAYS IN TORM – DATA AS OF 30 JUNE 2021

	2021	2022	2023
Owned days
LR2	2,171	4,356	4,154
LR1	1,582	3,126	3,234
MR	9,187	18,344	18,133
Handysize	366	725	698
Total	13,307	26,551	26,219

Chartered-in and leaseback days at fixed rate
LR2	165	1,048	1,089
LR1	-	-	-
MR	1,464	2,903	2,899
Handysize	-	-	-
Total	1,630	3,951	3,988

Total physical days
LR2	2,337	5,404	5,243
LR1	1,582	3,126	3,234
MR	10,652	21,247	21,032
Handysize	366	725	698
Total	14,937	30,502	30,207

Fair value of freight rate contracts that are mark-to-market in the income statement:
- Contracts not included above: USD 5.8m
- Contracts included above: USD –2.8m

	2021	2022	2023
Covered, %
LR2	36%	3%	0%
LR1	13%	0%	0%
MR	23%	3%	0%
Handysize	4%	0%	0%
Total	23%	2%	0%

Covered days
LR2	848	136	-
LR1	208	-	-
MR	2,436	551	-
Handysize	15	-	-
Total	3,508	687	-

Coverage rates, USD/day
LR2	15,749	16,775	-
LR1	13,331	-	-
MR	14,385	15,051	-
Handysize	5,232	-	-
Total	14,612	15,392	-

Actual no. of days can vary from projected no. of days primarily due to vessel sales and delays of vessel deliveries.

TORM INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2021	7

EARNINGS DATA
USDm	Q2 2020	Q3 2020	Q4 2020	Q1 2021	Q2 2021	Change Q2 20 - Q2 21	12-month avg.

LR2 vessels
Available earning days	1,002	901	873	847	788	-21%
Spot rates ¹⁾	37,677	21,495	18,510	10,221	11,716	-69%	15,443
TCE per earning day ²⁾	32,732	23,854	19,632	16,455	14,303	-56%	18,726
Operating days	1,092	984	920	900	931	-15%
Operating expenses per operating day ³⁾	6,864	7,756	7,274	6,779	7,019	2%	7,218
LR1 vessels
Available earning days	812	811	826	805	813	0%
Spot rates ¹⁾	30,116	20,703	13,081	13,710	12,954	-57%	15,222
TCE per earning day ²⁾	31,655	20,629	14,931	14,750	14,914	-53%	16,302
Operating days	819	828	828	810	819	0%
Operating expenses per operating day ³⁾	5,787	6,530	6,752	7,527	6,329	9%	6,782
MR vessels
Available earning days	4,791	4,663	4,372	4,378	4,750	-1%
Spot rates ¹⁾	23,297	15,259	11,082	11,838	14,009	-40%	13,147
TCE per earning day ²⁾	23,012	15,077	11,243	12,935	14,566	-37%	13,504
Operating days	5,069	4,987	4,715	4,663	4,997	-1%
Operating expenses per operating day ³⁾	5,910	6,595	6,681	6,656	6,523	10%	6,612
Handy vessels
Available earning days	182	183	116	176	182	0%
Spot rates ¹⁾	15,872	7,193	9,051	7,382	14,916	-6%	9,753
TCE per earning day ²⁾	15,270	7,628	8,257	7,362	15,062	-1%	9,728
Operating days	182	184	184	180	182	0%
Operating expenses per operating day ³⁾	5,097	6,186	6,826	6,159	5,637	11%	6,204
Tanker segment
Available earning days	6,787	6,558	6,187	6,206	6,533	-4%
Spot rates ¹⁾	25,528	16,220	11,717	11,889	13,760	-46%	13,483
TCE per earning day ²⁾	25,274	16,762	12,863	13,493	14,591	-42%	14,463
Operating days	7,162	6,983	6,647	6,553	6,929	-3%
Operating expenses per operating day ³⁾	6,021	6,740	6,776	6,767	6,543	9%	6,705
¹⁾ Spot rates = Time Charter Equivalent Earnings for all charters with less than six months' duration = Gross freight income less bunker, commissions and port expenses.
²⁾ TCE = Time Charter Equivalent Earnings = Gross freight income less bunker, commissions and port expenses.
³⁾ Operating expenses are related to owned vessels and vessels on bareboat charter-in.

TORM INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2021	8

TORM FLEET DEVELOPMENT

TORM FLEET DEVELOPMENT
The table shows TORM’s operating fleet. In addition to 72 owned product tankers on the water, TORM had eight vessels under sale and leaseback arrangements as of 30 June 2021.

As of 30 June 2021, TORM had two LR2 newbuildings on order with one vessel expected to be delivered in the fourth quarter of 2021 and one in the first quarter of 2022. During the second quarter of 2021, TORM took delivery of six of eight MR vessels purchased from Team Tankers Deep Sea. In the second quarter of 2021, TORM also took delivery of two of the three LR2 vessels purchased from Okeanis Eco Tankers Corp and TORM sold an MR vessel built in 2003.

After the quarter ended, TORM has taken delivery of the remaining vessels from Team Tankers Deep Sea and has completed sale and leaseback of two LR2 vessels. TORM expects to take deliver of the last LR2 vessels Okeanis Eco Tankers Corp during Q3.

	Q4 2020	Changes	Q1 2021	Changes	Q2 2021	Changes	2021	Changes	2022
Owned vessels
LR2	10	-	10	2	12	-2	10	-	10
LR1	9	-	9	-	9	-	9	-	9
MR	43	1	44	5	49	2	51	-	51
Handysize	2	-	2	-	2	-	2	-	2
Total	64	1	65	7	72	-	72	-	72

Chartered-in and leaseback vessels
LR2	-	-	-	-	-	4	4	1	5
LR1	-	-	-	-	-	-	-	-	-
MR	8	-	8	-	8	-	8	-	8
Handysize	-	-	-	-	-	-	-	-	-
Total	8	-	8	-	8	4	12	1	13

Total fleet	72	1	73	7	80	4	84	1	85

TORM INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2021	9

FINANCIAL REVIEW

INCOME STATEMENT
The gross profit for the six months ended 30 June 2021 was USD 90.5m (2020, same period: USD 246.3m). The decrease compared to the same period in 2020 was due to lower freight rates and fewer available earning days. The average TCE rate for the six months ended 30 June 2021 was USD/day 14,056 (2020, same period: USD/day 24,465). Available earning days were 12,739 (2020, same period: 13,471).
Administrative expenses for the six months ended 30 June 2021 were USD 26.8m (2020, same period: USD 26.0m).
The result before interest, tax and depreciation (EBITDA) for the six months ended 30 June 2021 was a profit of USD 63.6m (2020, same period: USD 220.5m).
Depreciation for the six months ended 30 June 2021 was USD 62.0m (2020, same period: USD 62.0m).

The operating profit (EBIT) for the six months ended 30 June 2021 was USD 0.8m (2020, same period: profit USD 155.2m). The decrease was mainly due to lower freight rates.

Financial expenses for the six months ended 30 June 2021 were USD 19.7m (2020, same period: USD 27.7m). The decrease was primarily driven by lower interests in connection with the 2020 refinancing combined with costs related to the refinancing.

The result after tax for the six months ended 30 June 2021 was USD -19.2m (2020, same period: USD 127.5m).

OTHER COMPREHENSIVE INCOME
Other comprehensive income for the six months ended 30 June 2021 was USD 6.7m (2020, same period: USD -17.3m). The increase was primarily due to positive fair value adjustment of interest rate swaps.

Total comprehensive loss for the six months ended 30 June 2021 was USD -12.5m (2020, same period: income of USD 110.2m). The development in total comprehensive income was primarily driven by a decrease in the net profit for the period.

ASSETS
As of 30 June 2021, total assets amounted to USD 2,187.3m.

The carrying value of the fleet including prepayments was USD 1,911.5m as of 30 June 2021. The outstanding installments on the LR2 vessels under construction and secondhand vessels represented USD 143.1m as of 30 June 2021. Based on broker valuations, TORM’s fleet including newbuildings and secondhand vessels had a market value of USD 1,904.4m as of 30 June 2021.

DEBT
As of 30 June 2021, net interest-bearing debt amounted to USD 889.5m. As of 30 June 2021, TORM was in compliance with the financial covenants.

EQUITY
As of 30 June 2021, TORM’s equity was USD 1,047.6m. TORM held treasury shares equivalent to 0.6% of the Company's share capital. TORM’s share capital was increased by USD 41.7m during the second quarter (USD 40.7m  was contributed in conjunction with the acquisition of six Team Tanker vessels and USD 1m was related to exercise of Restricted Share Units)..

TORM INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2021	10

FINANCIAL REVIEW

LIQUIDITY
As of 30 June March 2021, TORM’s available liquidity was USD 267.4m consisting of USD 111.3m in cash and cash equivalents including restricted cash, USD 24.6m in undrawn credit facilities and USD 131.5m (net of USD 46.2m existing TORM debt to be repaid) sale and leaseback financing related the financing of two newbuildings and one secondhand and the refinancing of two LR2 vessels. Cash and cash equivalents include USD 7.1m in restricted cash, primarily related to collateral for financial instruments. As of 30 June 2021, net interest-bearing debt amounted to USD 889.5m, and TORM's net loan-to-value (NLTV) ratio was 53.9%.

As of 30 June 2021 TORM had CAPEX commitments of USD 143.1m related to two LR2 vessels under construction and related scrubbers and for take over of three secondhand vessels from Team Tankers Deep Sea and Okeanis Eco Tankers Corp, respectively.
In addition, TORM has expected CAPEX of USD 2.1m for scrubber retrofit installations.

CASH FLOW
Cash flow from operating activities for the six months ended 30 June 2021 amounted to USD 23.2 m (2020, same period: USD 163.1m). The decrease was primarily due to a decrease in cash flows from primary activities partly set off by lower paid financial expenses.

Cash flow from investing activities for the six months ended 30 June 2021 was USD -161.6m (2020, same period: USD –102.0m). The change was primarily driven by an increase in cash flow from investments in vessels and partly offset by cash inflow from changes in restricted cash.

Cash flow from financing activities for the six months ended 30 June 2021 was USD 153.1m (2020, same period: USD 43.1m), primarily driven by draw down in connection with vessel deliveries. In 2020, the development was primarily driven by refinancing.

Net cash flow from operating, investing and financing activities for the six months ended 30 June 2021 was USD 14.7m (2020, same period: USD 104.2m). The decrease was driven by the decrease in cash inflow from operating activities and investing activities and partly offset by an increase in net cash flow from financing activities.

RELATED PARTY TRANSACTIONS
During the six months ended 30 June 2021, TORM’s transactions with its joint venture producing scrubbers for the TORM fleet covered CAPEX of USD 0.9m in total. The joint venture will continue to assist TORM in installing scrubbers.

RISKS AND UNCERTAINTIES
There are a number of key risks and uncertainties which could have a material impact on the Group’s performance over the remaining six months of 2021. Risks and uncertainties, along with the mitigation measures put in place to reduce risks, remain unchanged from those published in the Annual Report 2020 and are summarized below:

•	Tanker freight rates – The risk of sustained low tanker freight rates or of TORM not being able to predict and act on the development of these. Furthermore, TORM is active in the cyclical product tanker industry where earnings may also be affected by seasonality and geopolitical events. The outbreak of the COVID-19 and the oil demand, supply and price development underpin the risk

•	Bunker price – The risk of unexpected bunker price increases not covered by corresponding freight rate increases
•	Timing of sale and purchase of vessels – The risk of TORM not selling and purchasing vessels timely relative to market developments and business requirements

For further information and a detailed description of the most significant risks, please refer to Note 20 of the Annual Report 2020.

DIVIDENDS
In line with the Company’s Distribution Policy to semi-annually distribute 25 to 50% of net income following the half-year and full-year results, no dividends have been recommended by the Board of Directors for the six months ended 30 June 2021.

TORM INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2021	11

RESPONSIBILITY STATEMENT

We confirm that to the best of our knowledge:

•
The condensed consolidated set of financial statements has been prepared in accordance with IAS 34 Interim Financial Reporting as adopted in the UK and as issued by the International Accounting Standards Board (”IASB”)

•
The interim management report includes a fair review of the important events during the first six months of the financial year and a description of the principal risks and uncertainties for the remaining six months of the year

•	The interim management report includes a fair review of the material related party transactions that have taken place in the period and material changes to those described in the last annual report

By order of the Board of Directors

Jacob Meldgaard
Executive Director
10 August 2021

DISCLAIMER
The interim report has been prepared solely to provide additional information to shareholders to assess the Group’s strategies and the potential for those strategies to succeed. The interim report should not be relied on by any other party or for any other purpose.

The interim report contains certain forward-looking statements. These statements are made by the Directors in good faith based on the information available to them up to the time of their approval of this report. Such statements should be treated with caution due to the inherent uncertainties, including both economic and business risk factors, underlying any such forward-looking statements.

TORM INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2021	12

CONDENSED CONSOLIDATED INCOME STATEMENT

USDm	Note	Q2 2021	Q2 2020	Q1-Q2 2021	Q1-Q2 2020	FY 2020
Revenue		150.8	227.8	274.9	470.4	747.4
Port expenses, bunkers and commissions		-47.3	-53.4	-94.7	-137.8	-227.9
Operating expenses	1	-45.4	-43.2	-89.7	-86.3	-178.4
Profit from sale of vessels		-	0.2	-	0.2	1.1
Administrative expenses	1, 2	-13.2	-12.2	-26.8	-26.0	-50.8
Other operating income and expenses		-0.1	-0.1	-0.1	0.1	-19.3
Share of profit/(loss) from joint ventures		-0.1	-0.1	-	-0.1	-0.2
Impairment losses and reversal of impairment on tangible assets	2, 4	-0.8	-3.3	-0.8	-3.3	-11.1
Depreciation	2	-31.5	-30.6	-62.0	-62.0	-121.9

Operating profit/(loss) (EBIT)		12.4	85.1	0.8	155.2	138.9

Financial income		-0.1	0.3	0.2	0.7	0.5
Financial expenses		-9.9	-14.0	-19.7	-27.7	-49.9

Profit/(loss) before tax		2.4	71.4	-18.7	128.2	89.5

Tax		-0.3	-0.3	-0.5	-0.7	-1.4

Net profit/(loss) for the period		2.1	71.1	-19.2	127.5	88.1

EARNINGS PER SHARE
Basic earnings/(loss) per share (USD)		0.03	0.96	-0.25	1.71	1.19
Diluted earnings/(loss) per share (USD)		0.03	0.96	-0.25	1.71	1.19

TORM INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2021	13

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

USDm	Q2 2021	Q2 2020	Q1-Q2 2021	Q1-Q2 2020	FY 2020

Net profit/(loss) for the year	2.1	71.1	-19.2	127.5	88.1

Other comprehensive income/(loss):

Items that may be reclassified to profit or loss:
Exchange rate adjustment arising from translation of entities using a functional currency different from USD	-0.2	0.1	-0.2	-0.1	0.0
Fair value adjustment on hedging instruments	-0.8	-1.6	10.3	-19.9	-2.1
Fair value adjustment on hedging instruments transferred to income statement	1.6	2.0	-3.4	2.7	-6.9

Items that may not be reclassified to profit or loss:
Remeasurements of net pension and other post-retirement benefit liability or asset	-	-	-	-	0.1
Other comprehensive income/(loss) after tax ¹⁾	0.6	0.5	6.7	-17.3	-8.8

Total comprehensive income/(loss) for the year	2.7	71.6	-12.5	110.2	79.3

¹⁾ No income tax was incurred relating to other comprehensive income/(loss) items.

TORM INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2021	14

CONDENSED CONSOLIDATED BALANCE SHEET

		30 June	30 June	31 December
USDm	Note	2021	2020	2020
ASSETS
NON-CURRENT ASSETS
Tangible fixed assets
Land and buildings		5.5	7.9	7.1
Vessels and capitalized dry-docking	2	1,878.3	1,762.0	1,722.5
Prepayments on vessels	3	33.2	9.5	12.0
Other plant and operating equipment		7.2	5.0	6.8
Total tangible fixed assets		1,924.2	1,784.4	1,748.4

Financial assets
Investments in joint ventures		1.6	1.4	1.6
Loan receivables		4.6	4.6	4.6
Deferred tax asset		0.7	-	0.3
Total financial assets		6.9	6.0	6.5

Total non-current assets		1,931.1	1,790.4	1,754.9

CURRENT ASSETS
Bunkers		39.4	24.5	22.5
Freight receivables		61.5	88.0	58.6
Other receivables		40.8	10.8	24.8
Prepayments		3.2	4.2	2.2
Cash and cash equivalents incl. restricted cash		111.3	181.3	135.6
Current assets, excluding assets held-for-sale		256.2	308.8	243.7

Assets held-for-sale		-	36.0	-

Total current assets		256.2	344.8	243.7

TOTAL ASSETS		2,187.3	2,135.2	1,998.6

		30 June	30 June	31 December
USDm	Note	2021	2020	2020
EQUITY AND LIABILITIES
EQUITY
Common shares		0,8	0,7	0,7
Share premium		143,6	101,9	102,0
Treasury shares		-4,2	-4,2	-4,2
Hedging reserves		-13,8	-29,0	-20,7
Translation reserves		0,2	0,2	0,4
Retained profit		921,0	1.040,9	939,3
Total equity		1.047,6	1.110,5	1.017,5

LIABILITIES
NON-CURRENT LIABILITIES
Non-current tax liability related to held over gains		45,2	44,9	44,9
Borrowings	4	823,7	786,3	739,6
Total non-current liabilities		868,9	831,2	784,5

CURRENT LIABILITIES
Borrowings	4	170,1	118,2	102,9
Trade payables		29,9	10,6	14,4
Current tax liabilities		1,3	1,5	1,4
Other liabilities		51,2	63,2	59,6
Provisions	5	18,3	-	18,3
Total current liabilities		270,8	193,5	196,6

Total liabilities		1.139,7	1.024,7	981,1

TOTAL EQUITY AND LIABILITIES		2.187,3	2.135,2	1.998,6

Contingent liabilities	6
Contractual obligations and rights	7
Post balance sheet date events	8
Related party transactions	9
Accounting policies	10

TORM INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2021	15

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
01 JANUARY- 30 JUNE

USDm	Common shares	Share premium	Treasury shares	Hedging reserves	Translation reserves	Retained profit	Total

Equity as of 01 January 2021	0.7	102.0	-4.2	-20.7	0.4	939.3	1,017.5

Comprehensive income/loss for the period
Net profit/(loss) for the period	-	-	-	-	-	-19.2	-19.2
Other comprehensive income/(loss) for the period	-	-	-	6.9	-0.2	-	6.7
Total comprehensive income/(loss) for the period	-	-	-	6.9	-0.2	-19.2	-12.5

Capital increase	0.1	41.6	-	-	-	-	41.7
Transaction costs capital increase	-	-	-	-	-	-0.3	-0.3
Share-based compensation	-	-	-	-	-	1.2	1.2
Total changes in equity for the period	0.1	41.6	-	6.9	-0.2	-18.3	30.1

Equity as of 30 June 2021	0.8	143.6	-4.2	-13.8	0.2	921.0	1,047.6

USDm	Common shares	Share premium	Treasury shares	Hedging reserves	Translation reserves	Retained profit	Total

Equity as of 01 January 2020	0.7	101.3	-2.9	-11.8	0.3	920.0	1,007.6

Comprehensive income/(loss) for the period:
Net profit/(loss) for the period	-	-	-	-	-	127.5	127.5
Other comprehensive income/(loss) for the period	-	-	-	-17.2	-0.1	-	-17.3
Total comprehensive income/(loss) for the period	-	-	-	-17.2	-0.1	127.5	110.2

Capital increase	-	0.6	-	-	-	-	0.6
Share-based compensation	-	-	-	-	-	0.8	0.8
Dividend	-	-	-	-	-	-7.4	-7.4
Acquisition treasury shares, cost	-	-	-1.3	-	-	-	-1.3
Total changes in equity for the period	-	0.6	-1.3	-17.2	-0.1	120.9	102.9

Equity as of 30 June 2020	0.7	101.9	-4.2	-29.0	0.2	1,040.9	1,110.5

TORM INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2021	16

CONDENSED CONSOLIDATED CASHFLOW STATEMENT

USDm	Q1-Q2 2021	Q1-Q2 2020	FY 2020
CASH FLOW FROM OPERATING ACTIVITIES
Net profit/(loss) for the year	-19.2	127.5	88.1

Reversals:
Profit from sale of vessels	-	-0.2	-1.1
Depreciation	62.0	62.0	121.9
Impairment losses and reversal of impairment losses on tangible assets	0.8	3.3	11.1
Share of profit/(loss) from joint ventures	-	0.1	0.2
Financial income	-0.2	-0.7	-0.5
Financial expenses	19.7	27.7	49.9
Tax expenses	0.5	0.7	1.4
Other non-cash movements	-0.6	1.0	1.1

Dividends received from joint ventures	0.3	0.3	0.3
Interest received and realized exchange gains	0.2	0.4	0.6
Interest paid and realized exchange losses	-19.9	-30.9	-52.9
Income taxes paid	-0.1	-0.2	-0.2
Change in bunkers, receivables and payables, etc.	-20.3	-27.9	15.9

Net cash flow from operating activities	23.2	163.1	235.8

USDm	Q1-Q2 2021	Q1-Q2 2020	FY 2020
CASH FLOW FROM INVESTING ACTIVITIES
Investment in tangible fixed assets	-210.5	-116.4	-173.1
Sale of tangible fixed assets	10.0	19.0	83.7
Change in restricted cash	38.9	-4.6	-30.4

Net cash flow from investing activities	-161.6	-102.0	-119.8

CASH FLOW FROM FINANCING ACTIVITIES
Proceeds, borrowings	210.6	549.0	734.3
Repayment, borrowings	-58.2	-497.8	-746.5
Dividend paid	-	-7.4	-70.6
Capital increase	1.0	0.6	0.8
Transaction costs share issue	-0.3	-	-
Purchase/disposal of treasury shares	-	-1.3	-1.3

Net cash flow from financing activities	153.1	43.1	-83.3

Net cash flow from operating, investing and financing activities	14.7	104.2	32.7

Cash and cash equivalents beginning balance	89.5	56.9	56.8
Cash and cash equivalents ending balance	104.2	161.1	89.5
Restricted cash equivalents ending balance	7.1	20.2	46.1
Cash and cash equivalents including restricted cash ending balance	111.3	181.3	135.6

TORM INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2021	17

NOTES

NOTE 1 – STAFF COSTS

USDm	Q2 2021	Q2 2020	Q1-Q2 2021	Q1-Q2 2020	FY 2020

Included in operating expenses	2.4	2.3	4.8	4.2	9.2
Included in administrative expenses	11.1	10.1	22.4	21.1	41.5
Total staff costs	13.5	12.4	27.2	25.3	50.7

NOTE 2 – VESSELS AND CAPITALIZED DRY-DOCKING

Included in the carrying amount for "Vessels and capitalized dry-docking" are capitalized dry-docking costs in the amount of USD 72.4m (30 June 2020: USD 60.4m, 31 December 2020: USD 66.1m).

The depreciation for the six months ended 30 June 2021 related to "Other plant and operating equipment" of USD 1.2m (30 June 2020: USD 0.5m, 31 December 2020: USD 1.2m) and “Land and buildings” of USD 1.0m (30 June 2020: USD 1.1m, 31 December 2020: USD 2.3m) is related to the “Administrative expenses”.

Impairment assessment
For determination of the vessel values, TORM has carried out an impairment indicator assessment of the most significant assumptions used in the fair value and value in use calculations for the Annual Report 2020 (please refer to Note 8 in the Annual Report 2020). Based on this, TORM has assessed that no impairment indicators are noted, as there were no significant changes in the assumptions to either the fair value or the value in use, and therefore TORM does not find any need to reassess the recoverable amount as of 30 June 2021.

Assets held-for-sale
During the first six months of 2021, TORM sold one vessel, which was delivered to the new owner in May 2021. The sale resulted in an impairment loss of USD 0.8m recognized in the income statement.

NOTE 2 – continued

	30 June	30 June	31 December
USDm	2021	2020	2020

Cost:
Balance as of beginning of period	2.160,1	2.064,2	2.064,2
Additions	224,3	48,1	102,5
Disposals	-15,2	-14,5	-29,8
Transferred from prepayments	1,6	148,1	148,1
Transferred to assets held-for-sale	-17,2	-76,2	-124,9
Balance	2.353,6	2.169,7	2.160,1

Depreciation:
Balance as of beginning of period	406,2	360,6	360,6
Disposals	-15,2	-14,5	-29,8
Depreciation for the period	59,8	60,4	118,4
Transferred to assets held-for-sale	-6,5	-25,2	-43,0
Balance	444,3	381,3	406,2

Impairment:
Balance as of beginning of period	31,4	28,8	28,8
Impairment losses on tangible fixed assets	0,8	3,3	11,1
Transferred to assets held-for-sale	-1,2	-5,7	-8,5
Balance	31,0	26,4	31,4

Carrying amount	1.878,3	1.762,0	1.722,5

TORM INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2021	18

NOTE 3 – PREPAYMENTS ON VESSELS

	30 June	30 June	31 December
USDm	2021	2020	2020

Balance as of beginning of period	12.0	95.0	95.0
Additions	22.8	62.6	65.1
Transferred to vessels	-1.6	-148.1	-148.1
Carrying amount	33.2	9.5	12.0

NOTE 4 – MORTGAGE DEBT AND BANK LOANS

	30 June	30 June	31 December
USDm	2021	2020	2020

Mortgage debt and bank loans to be repaid as follows:
Falling due within one year	170,0	118,0	101,8
Falling due between one and two years	124,3	156,6	101,9
Falling due between two and three years	122,1	108,0	102,1
Falling due between three and four years	126,0	92,1	114,4
Falling due between four and five years	207,2	96,9	106,9
Falling due after five years	248,9	335,5	315,3
Total	998,5	907,1	842,4

The presented amounts to be repaid do not include directly related costs arising from the issuing of the loans of USD 11.6m (30 june 2020: USD 11.2m, 31 December 2020: USD 10.9m), which are amortized over the term of the loans and debt regarding Land and buildings & Other plant and operating equipment USD 6.9m (30 June 2020: USD 8.6m, 31 December 2020: USD 8.3m)

As of 30 June 2021, TORM was in compliance with the financial covenants. TORM expects to remain in compliance with the financial covenants in the remaining period of 2021.

TORM INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2021	19

NOTE 5 – PROVISIONS

In 2020 the Group was involved in two cargo claims, both relating to one customer having issued indemnities to TORM for safe discharge of cargoes, and not being able to honor those indemnity obligations. Both cases involved irregular activities by the customer in relation to the handling of bills of lading. Legal action has been initiated by the Group in the UK and in India against the customer and a number of individual owners and management representatives. The Group has recognized provisions in the total amount of USD 18.3m relating to the two claims. The proceedings are ongoing and therefore the provisions recognized are subject to uncertainty related to both timing and amount.

NOTE 6 – CONTINGENT LIABILITIES

The Group is involved in certain legal proceedings and disputes. It is Management’s opinion that the outcome of these proceedings and disputes will not have any material impact on the Group’s financial position, results of operations and cash flows.

The Group operates in a wide variety of jurisdictions, in some of which the tax law is subject to varying interpretations and potentially inconsistent enforcement. As a result, there can be practical uncertainties in applying tax legislation to the Group's activities. Whilst the Group considers that it operates in accordance with applicable tax law, there are potential tax exposures in respect of its operations, the impact of which cannot be reliably estimated but could be material.

NOTE 7 – CONTRACTUAL OBLIGATIONS AND RIGHTS

As of 30 June 2021, TORM has contractual obligations regarding investment commitments including newbuilding and secondhand commitments of USD 143.1.m (30 june 2020: USD 85.9m, 31 December 2020: USD 100.6m).

NOTE 8 – POST BALANCE SHEET DATE EVENTS

On 06 July 2021, 730,057 A-shares were issued as result of the delivery of the seventh vessel in the TEAM Tankers Deep Sea Ltd transaction, the MR vessel TEAM Leader.

On 23 July 2021, 824,895 A-shares were issued as result of the delivery of the eighth vessel in the TEAM Tankers Deep Sea Ltd transaction, the MR vessel TEAM Allegro.

In July and August TORM completed sale and leaseback transactions with a Chinese financial institution on TORM Herdis and TORM Hellerup with net proceeds of USD 24m.

NOTE 9 – RELATED PARTY TRANSACTIONS

During the six months ended 30 June 2021, TORM’s transactions with its joint venture producing scrubbers for the TORM fleet covered CAPEX of USD 0.9m in total. The joint venture will continue to assist TORM in installing scrubbers.

TORM INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2021	20

NOTE 10 – ACCOUNTING POLICIES

General information
The information for the year ended 31 December 2020 does not constitute statutory accounts as defined in section 434 of the Companies Act 2006. A copy of the statutory accounts for that year has been delivered to the Registrar of Companies. The auditor's report on those accounts was not qualified, did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying the report and did not contain statements under section 498(2) or (3) of the Companies Act 2006.

Significant accounting policies
As a result of the UK’s withdrawal from the European Union on 31 December 2020, the financial statements of the Group for year ending 31 December 2021 will be prepared under UK-adopted International Accounting Standards. Accordingly, the interim report for the period 1 January-30 June 2021 is presented in accordance with IAS 34 "Interim Financial Reporting" as adopted in the UK and as issued by the IASB.
Except where stated otherwise, the interim report has been prepared using the same accounting policies and methods of computation as the Annual Report 2020. New standards effective for annual periods beginning 1 January 2021 have not had any material effect on the interim report. The accounting policies are described in more detail in the Annual Report 2020. The interim report for the period 1 January-30 June 2021 is not audited or reviewed, in line with normal practice.

For critical estimates and judgements, please refer to the Annual report 2020, page 120.

Going concern
The Group monitors its funding position throughout the year to ensure that it has access to sufficient funds to meet its forecast cash requirements, including newbuilding and loan commitments, and to monitor compliance with the financial covenants within its loan facilities. As of 30 June 2021, TORM’s available liquidity including undrawn and committed facilities was USD 267.4m, including a total cash position of USD 111.3m (including restricted cash of USD 7.1m ). TORM’s net interest-bearing debt was USD 889.5m, and the net debt loan-to-value ratio was 54%. TORM performs sensitivity calculations to reflect different scenarios including, but not limited to, future freight rates and vessel valuations in order to identify risks to future liquidity and covenant compliance and to enable Management to take corrective actions, if required. The principal risks and uncertainties facing the Group are set out on page [11]. Currently, extra attention is given to the implications of COVID-19 on TORM’s operations and the associated effects on the product tanker market. The expected effects including Covid-19 have been addressed in the sensitivity analysis.

The Board of Directors has considered the Group’s cash flow forecasts and the expected compliance with the Company’s financial covenants for a period of not less than 12 months from the date of approval of this interim report. Based on this review, the Board of Directors has a reasonable expectation that, taking into account reasonably possible changes in trading performance and vessel valuations, the Group will be able to continue in operational existence and comply with its financial covenants for a period of not less than 12 months from the date of approval of this interim report. Accordingly, the Group continues to adopt the going concern basis in preparing its financial statements.

TORM INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2021	21

CONDENSED CONSOLIDATED INCOME STATEMENT PER QUARTER

USDm	Q2 2021	Q1 2021	Q4 2020	Q3 2020	Q2 2020
Revenue	150.8	124.1	116.3	160.7	227.8
Port expenses, bunkers and commissions	-47.3	-47.4	-39.3	-50.8	-53.4
Operating expenses	-45.4	-44.3	-45.0	-47.1	-43.2
Profit from sale of vessels	-	-	0.1	0.8	0.2
Administrative expenses	-13.2	-13.6	-13.1	-11.7	-12.2
Other operating income and expenses	-0.1	-	-11.0	-8.4	-0.1
Share of profit/(loss) from joint ventures	-0.1	0.1	0.0	-0.1	-0.1
Impairment losses and reversal of impairment on tangible assets	-0.8	-	-6.3	-1.5	-3.3
Depreciation	-31.5	-30.5	-30.4	-29.5	-30.6

Operating profit/(loss) (EBIT)	12.4	-11.6	-28.7	12.4	85.1

Financial income	-0.1	0.3	-0.8	0.1	0.3
Financial expenses	-9.9	-9.8	-10.2	-11.5	-14.0

Profit/(loss) before tax	2.4	-21.1	-39.7	1.0	71.4

Tax	-0.3	-0.2	-0.3	-0.4	-0.3

Net profit/(loss) for the period	2.1	-21.3	-40.0	0.6	71.1

EARNINGS PER SHARE
Basic earnings/(loss) per share (USD)	0.03	-0.29	-0.54	0.01	0.96
Diluted earnings/(loss) per share (USD)	0.03	-0.28	-0.54	0.01	0.96

TORM INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2021	22

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW PER QUARTER

USDm	Q2 2021	Q1 2021	Q4 2020	Q3 2020	Q2 2020
CASH FLOW FROM OPERATING ACTIVITIES
Net profit/(loss) for the year	2.1	-21.3	-40.0	0.6	71.1

Reversals:
Profit from sale of vessels	-	-	-0.1	-0.8	-0.2
Depreciation	31.5	30.5	30.4	29.5	30.6
Impairment losses and reversal of impairment losses on tangible assets	0.8	-	6.3	1.5	3.3
Share of profit/(loss) from joint ventures	0.1	-0.1	-	0.1	0.1
Financial income	0.1	-0.3	0.8	-0.1	-0.3
Financial expenses	9.9	9.8	10.2	11.5	14.0
Tax expenses	0.3	0.2	0.3	0.4	0.3
Other non-cash movements	-7.6	7.0	0.4	-0.3	0.4
Dividends received from joint ventures	-	0.3	-	-	-
Interest received and realized exchange gains	0.1	0.1	0.1	0.1	0.3
Interest paid and realized exchange losses	-9.9	-10.0	-10.6	-11.4	-12.2
Income taxes paid	0.1	-0.2	-	-	-
Change in bunkers, receivables and payables, etc.	-14.1	-6.2	22.4	21.4	5.9

Net cash flow from operating activities	13.4	9.8	20.2	52.5	113.3

TORM INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2021	23

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW PER QUARTER

USDm	Q2 2021	Q1 2021	Q4 2020	Q3 2020	Q2 2020
CASH FLOW FROM INVESTING ACTIVITIES
Investment in tangible fixed assets	-169.5	-41.0	-37.8	-18.9	-47.8
Sale of tangible fixed assets	10.0	-	18.4	46.3	9.8
Change in restricted cash	29.8	9.1	-17.2	-8.6	-0.8

Net cash flow from investing activities	-129.7	-31.9	-36.6	18.8	-38.8

CASH FLOW FROM FINANCING ACTIVITIES
Proceeds, borrowings	172.2	38.4	150.3	35.0	22.7
Repayment, borrowings	-31.2	-27.0	-172.2	-76.5	-39.1
Dividend paid	-	-	-	-63.2	-7.4
Capital increase	0.2	0.8	0.2	-	0.5
Transaction costs capital increase	-0.3	-	-	-	-

Net cash flow from financing activities	140.9	12.2	-21.7	-104.7	-23.3

Net cash flow from operating, investing and financing activities	24.6	-9.9	-38.1	-33.4	51.2

Cash and cash equivalents, beginning balance	79.6	89.5	127.7	161.1	109.9
Cash and cash equivalents, ending balance	104.2	79.6	89.5	127.7	161.1
Restricted cash, ending balance	7.1	36.9	46.1	28.8	20.2
Cash and cash equivalents including restricted cash, ending balance	111.3	116.5	135.6	156.5	181.3

TORM INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2021	24

GLOSSARY
KEY FINANCIAL FIGURES

TCE %	=	TCE Revenue

TCE per day	=	TCE Available earning days

Gross profit %	=	Gross profit Revenue

EBITDA %	=	EBITDA Revenue

Operating profit/(loss) %	=	Operating profit/(loss) (EBIT) Revenue

Return on Equity (RoE) %	=	Net profit/(loss) for the year Average equity

Return on Invested Capital (RoiC) %	=	Operating profit/(loss) less tax Average invested capital

Equity ratio	=	Equity Total assets

Earnings per share, EPS	=	Net profit/(loss) for the year Average number of shares

Diluted earnings/(loss) per share, EPS (USD)	=	Net profit/(loss) for the year Average number of shares less average number of treasury shares

TORM INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2021	25

GLOSSARY
ALTERNATIVE PERFORMANCE MEASURES

Throughout the interim report, several alternative performance measures (APMs) are used. The APMs used are the same as in the Annual Report and therefore we refer to the principles for these on pages 166-170 in the TORM plc Annual Report 2020. See www.torm.com/investors.

Net profit/(loss) for the year excluding non-recurrent items: Net profit excluding impairment is net profit less impairment and reversals of impairment generated from impairment testing during the year (Please refer to Note 2). The Company reports Net profit excluding impairment because we believe it provides additional meaningful information to investors regarding the operational performance excluding fluctuations in the valuation of fixed assets.

USDm	Q2 2021	Q2 2020	Q1-Q2 2021	Q1-Q2 2020	FY 2020
Reconciliation to net profit/(loss) for the year
Net profit/(loss) for the year	2.1	71.1	-19.2	127.5	88.1
Profit from sale of vessels	-	-0.2	-	-0.2	-1.1
Impairment losses and reversals on tangible assets	0.8	3.3	0.8	3.3	11.1
Expense of capitalized bank fees at refinancing	-		-	2.0	2.8
Termination of finance leases	-	3.0	-	3.0	2.7
Provisions	-	0.2	-	0.2	18.5
Net profit/(loss) for the year ex.non-recurrent items	2.9	77.4	-18.4	135.8	122.1

Time Charter Equivalent (TCE) earnings: TORM defines TCE earnings, a performance measure, as revenue after port expenses, bunkers and commissions incl. freight and bunker derivatives. The Company reports TCE earnings because we believe it provides additional meaningful information to investors in relation to revenue, the most directly comparable IFRS measure. TCE earnings is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. Below is presented a reconciliation from Revenue to TCE earnings:

USDm	Q2 2021	Q2 2020	Q1-Q2 2021	Q1-Q2 2020	FY 2020
Reconciliation to revenue
Revenue	150.8	227.8	274.9	470.4	747.4
Port expenses, bunkers and commissions	-47.3	-53.4	-94.7	-137.8	-227.9
TCE earnings	103.5	174.4	180.2	332.6	519.5

Gross profit: TORM defines Gross profit, a performance measure, as revenues less port expenses, bunkers and commissions, charter hire and operating expenses. The Company reports Gross profit because we believe it provides additional meaningful information to investors, as Gross profit measures the net earnings from shipping activities. Gross profit is calculated as follows:

USDm	Q2 2021	Q2 2020	Q1-Q2 2021	Q1-Q2 2020	FY 2020
Reconciliation to revenue
Revenue	150.8	227.8	274.9	470.4	747.4
Port expenses, bunkers and commissions	-47.3	-53.4	-94.7	-137.8	-227.9
Operating expenses	-45.4	-43.2	-89.7	-86.3	-178.4
Gross profit	58.1	131.2	90.5	246.3	341.1

TORM INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2021	26

GLOSSARY
ALTERNATIVE PERFORMANCE MEASURES – continued

EBITDA: TORM defines EBITDA as earnings before financial income and expenses, depreciation, impairment, amortization and taxes. The computation of EBITDA refers to financial income and expenses which the Company deems to be equivalent to “interest” for purposes of presenting EBITDA. Financial expenses consist of interest on bank loans and leasing liabilities, losses on foreign exchange transactions and bank charges. Financial income consists of interest income and gains on foreign exchange transactions.

EBITDA is used as a supplemental financial measure by Management and external users of financial statements, such as lenders, to assess TORM's operating performance as well as compliance with the financial covenants and restrictions contained in the Company's financing agreements. TORM believes that EBITDA assists Management and investors in evaluating TORM’s operating performance by increasing comparability of the Company's performance from period to period. This increased comparability is achieved by excluding the potentially disparate effects of interest, depreciation, impairment, amortization and taxes. These are items that could be affected by various changing financing methods and capital structure, which may significantly affect profit/(loss) between periods. Including EBITDA as a measure benefits investor in selecting between investment alternatives.

EBITDA excludes some, but not all, items that affect profit/(loss), and these items may vary among other companies and may therefore not be directly comparable. The following table reconciles EBITDA to net profit/ (loss), the most directly comparable IFRS financial measure, for the periods presented:
USDm	Q2 2021	Q2 2020	Q1-Q2 2021	Q1-Q2 2020	FY 2020
Reconciliation to net profit/(loss)
Net profit/(loss) for the year	2.1	71.1	-19.2	127.5	88.1
Tax	0.3	0.3	0.5	0.7	1.4
Financial expenses	9.9	14.0	19.7	27.7	49.9
Financial income	0.1	-0.3	-0.2	-0.7	-0.5
Depreciation	31.5	30.6	62.0	62.0	121.9
Impairment losses and reversal of impairment on tangible assets	0.8	3.3	0.8	3.3	11.1
EBITDA	44.7	119.0	63.6	220.5	271.9

Return on Invested Capital (RoIC): TORM defines RoIC as earnings before interest and tax (EBIT) less tax, divided by the average invested capital for the period. Invested capital is defined below.

RoIC expresses the returns generated on capital invested in the Group. The progression of RoIC is used by TORM to measure progress against our longer-term value creation goals outlined to investors. RoIC is calculated as follows:

USDm	Q2 2021	Q2 2020	Q1-Q2 2021	Q1-Q2 2020	FY 2020
Operating profit/(loss) (EBIT)	12.4	85.1	0.8	155.2	138.9
Tax	-0.3	-0.3	-0.5	-0.7	-1.4
EBIT less Tax	12.1	84.8	0.3	154.5	137.5

EBIT less Tax - Full year equivalent	48.4	339.2	0.6	309.0	137.5

Invested capital, opening balance	1,735.0	1,831.9	1,719.4	1,786.0	1,786.0
Invested capital, ending balance	1,925.5	1,829.1	1,925.5	1,829.1	1,719.4
Average invested capital	1,830.3	1,830.5	1,822.5	1,807.6	1,752.7

Return on Invested Capital (RoIC)	2.6%	18.5%	0.0%	17.1%	7.8%

TORM INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2021	27

GLOSSARY
ALTERNATIVE PERFORMANCE MEASURES – continued

Adjusted Return on Invested Capital (Adjusted RoIC): TORM defines Adjusted RoIC as earnings before interest and tax (EBIT) less tax and impairment losses and reversals, divided by the average invested capital less average impairment for the period. Invested capital is defined below.

The Adjusted RoIC expresses the returns generated on capital invested in the Group adjusted for impacts related to the impairment of the fleet. The progression of RoIC is used by TORM to measure progress against our longer-term value creation goals outlined to investors. Adjusted RoIC is calculated as follows:

USDm	Q2 2021	Q2 2020	Q1-Q2 2021	Q1-Q2 2020	FY 2020
EBIT less Tax - Full year equivalent	48.4	339.2	0.6	309.0	137.5
Profit from sale of vessels	-	-0.2	-	-0.2	-1.1
Impairment losses and reversals on tangible assets	0.8	3.3	0.8	3.3	11.1
Provisions	-	0.2	-	0.2	18.5
EBIT less tax and impairment	49.2	342.5	1.4	312.3	166.0

Average invested capital¹⁾	1,830.3	1,830.5	1,822.5	1,807.6	1,752.7
Average impairment ²⁾	42.6	39.0	42.6	39.0	41.5
Average invested capital less average impairment	1,872.9	1,869.5	1,865.1	1,846.6	1,794.2

Adjusted RoIC	2.6%	18.3%	0.1%	16.9%	9.3%

¹⁾ Average invested capital is calculated as the average of the opening and closing balance of invested capital.
²⁾ Average impairment is calculated as the average of the opening and closing balances of impairment charges on vessels and goodwill in the balance sheet.

Invested capital: TORM defines invested capital as the sum of intangible assets, tangible fixed assets, investments in joint ventures, bunkers, accounts receivables, assets held for sale (when applicable), deferred tax liability, trade payables, current tax liabilities and deferred income. Invested capital measures the net investment used to achieve our operating profit. The Company believes that invested capital is a relevant measure that Management uses to measure the overall development of the assets and liabilities generating our net profit. Such measure may not be comparable to similarly titled measures of other companies. Invested capital is calculated as follows:

	30 June	30 June	31 December
USDm	2021	2020	2020
Tangible and intangible fixed assets	1,924.2	1,784.4	1,748.4
Investments in joint ventures	1.6	1.4	1.6
Deferred tax asset	0.7	-	0.3
Bunkers	39.4	24.5	22.5
Accounts receivables ¹⁾	105.5	103.0	85.6
Assets held-for-sale	-	36.0	-
Non-current tax liability related to held over gains	-45.2	-44.9	-44.9
Trade payables ²⁾	-81.1	-73.8	-74.1
Provisions	-18.3	-	-18.3
Current tax liabilities	-1.3	-1.5	-1.4
Invested capital	1,925.5	1,829.1	1,719.7

¹⁾ Accounts receivables includes Freight receivables, Other receivables and Prepayments.
²⁾ Trade payables includes Trade payables and Other liabilities.

TORM INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2021	28

GLOSSARY
ALTERNATIVE PERFORMANCE MEASURES – continued

Net interest-bearing debt: Net interest-bearing debt is defined as mortgage debt and bank loans (current and non-current), lease liabilities less cash equivalents and interest-bearing loan receivables. Net interest-bearing debt depicts the net capital resources, which cause net interest expenditure and interest rate risk and which, together with equity, are used to finance our investments. As such, TORM believes that net interest-bearing debt is a relevant measure, which Management uses to measure the overall development of our use of financing, other than equity. Such measure may not be comparable to similarly titled measures of other companies. Net interest-bearing debt is calculated as follows:

	30 June	30 June	31 December
USDm	2021	2020	2020
Borrowings	1,005.4	915.7	853.3
Loan receivables	-4.6	-4.6	-4.6
Cash and cash equivalents, including restricted cash	-111.3	-181.3	-135.6
Net interest-bearing debt	889.5	729.8	713.1

Net Asset Value per share (NAV/share): TORM believes that the NAV/share is a relevant measure that Management uses to measure the overall development of the assets and liabilities per share. Such measure may not be comparable to similarly titled measures of other companies. NAV/share is calculated using broker values of vessels and excluding charter commitments. NAV/share is calculated as follows:

	30 June	30 June	31 December
USDm	2021	2020	2020
Net Asset Value per share
Total vessel values including newbuildings (broker values)	1,904.4	1,734.6	1,585.3
Committed CAPEX on newbuildings and second hand vessels	-143.1	-85.9	-100.6
Land and buildings	5.5	7.9	7.1
Other plant and operating equipment	7.2	5.0	6.8
Investments in joint ventures	1.6	1.4	1.6
Loan receivables	4.6	4.6	4.6
Deferred tax asset	0.7	-	0.3
Bunkers	39.4	24.5	22.5
Freight receivables	61.5	88.0	58.6
Other receivables	40.8	10.8	24.9
Prepayments	3.2	4.2	2.2
Cash position	111.3	181.3	135.6
Outstanding debt regarding vessels ¹⁾	-1,005.5	-915.7	-853.3
Trade payables	-29.9	-10.6	-14.4
Current tax liabilities	-1.3	-1.5	-1.4
Other liabilities	-51.2	-63.2	-59.8
Provisions	-18.3	-	-18.3
Total Net Asset Value (NAV)	930.9	985.4	801.7
Total number of shares, end of period excluding treasury shares (million)	78.9	74.3	74.4

Total Net Asset Value per share (NAV/share)	11.8	13.3	10.8

¹⁾ Outstanding debt regarding vessels includes long-term and short-term borrowings, excluding lease liabilities related to right-of-use assets as well as capitalized loan costs.

TORM INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2021	29

GLOSSARY
ALTERNATIVE PERFORMANCE MEASURES – continued

Net Loan-to-value (LTV): TORM defines Loan-to-value (LTV) ratio as Vessel values divided by net borrowings of the vessels.

LTV describes the net debt ratio of the vessels and is used by TORM to describe the financial situation, the liquidity risk as well as to express the future possibilities to raise new capital by new loan facilities.

	30 June	30 June	31 December
USDm	2021	2020	2020

Vessel values including newbuildings (broker values)	1,904.4	1,734.6	1,585.3
Total (value)	1.904.4	1.734.6	1.585,3

Outstanding debt regarding vessels ¹⁾	1.005.5	915.7	853.3
- Hereof debt regarding Land and buildings & Other plant and operating equipment	-6.9	-8.6	-8.3
Committed CAPEX on newbuildings and second hand vessels	143.1	85.9	100.6
Loan receivable	-4.6	-4.6	-4.6
Cash and cash equivalents, including restricted cash	-111.3	-181.3	-135.6
Total (loan)	1.025.8	807.1	805.4

Net Loan-to-value (LTV) ratio	53.9%	46.5%	50.8%

¹⁾ Outstanding debt regarding vessels includes long-term and short-term borrowings, excluding lease liabilities related to right-of-use assets as well as capitalized loan costs.

Liquidity: TORM defines liquidity as available cash, comprising cash and cash equivalents, including restricted cash, as well as undrawn and committed credit facilities.

TORM finds the APM important as the liquidity expresses TORM’s financial position, ability to meet current liabilities and cash buffer. Furthermore, it expresses TORM’s ability to act and invest when possibilities occur.

USDm	Q2 2021	Q2 2020	FY 2020
Cash and cash equivalents, including restricted cash	111.3	181.3	135.6
Undrawn credit facilities and committed facilities incl. sale & leaseback financing transactions	156.1	121.0	132.2
Liquidity	267.4	302.3	267.8

TORM INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2021	30